SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
Pride International, Inc.
(Name of Subject Company (issuer))
Pride International, Inc.
(Names of Filing Persons (issuer))
3 1/4% Convertible Senior Notes Due 2033
(Title of Class of Notes)
74153Q AC 6
74153Q AD 4
(CUSIP Number of Class of Notes)
W. Gregory Looser
Senior Vice President and General Counsel
Pride International, Inc.
5847 San Felipe, Suite 3300
Houston, Texas 77057
(713) 789-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copy to:
Tull R. Florey
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, Texas 77002-4995
(713) 229-1234
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$300,000,000	$11,790
*	For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 3 1/4% Convertible Senior Notes Due 2033, as described herein, is $1,000 per $1,000 principal amount outstanding. As of April 1, 2008, there was $300,000,000 aggregate principal amount outstanding, resulting in an aggregate purchase price of $300,000,000.

**	The amount of the filing fee equals $39.30 per $1 million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. Summary Term Sheet.
     The following are answers to some of the questions that you may have about your option to require us to purchase your notes as described in this document. We refer to this option as the “Option.” To understand the Option fully and for a more complete description of the terms of the Option, we urge you to read carefully the remainder of this document and the accompanying company notice because the information in this summary is not complete and those documents contain additional important information.
•	Who is offering to purchase my notes? Why are you making the offer?
     Pride International, Inc., a Delaware corporation, is required to purchase all of the outstanding 3 1/4% Convertible Senior Notes Due 2033 issued by it on April 28, 2003 and May 9, 2003, with respect to which holders validly exercise the Option. We issued the notes under an Indenture, dated as of May 1, 1997, as supplemented, between us and The Bank of New York (successor to JPMorgan Chase Bank, N.A.), as trustee. As of April 1, 2008, there was $300,000,000 aggregate principal amount of notes outstanding.
•	How much are you offering to pay?
     Under the terms of the notes, each holder of the notes may require us to purchase its notes on May 1, 2008 at a purchase price equal to 100% of their principal amount.
•	What is the form of payment?
     Under the terms of the notes, we may pay the purchase price in cash, common stock or any combination thereof. We have determined that, if any holders of notes require us to purchase any notes, we will pay the purchase price in cash.
•	Are the notes convertible into common stock?
     Yes. Each note is convertible at any time, at the option of the holder and so long as specified conditions are met, into Pride’s common stock at a conversion rate of 38.9045 shares of common stock per $1,000 principal amount. This conversion rate is subject to adjustment in certain events. As a holder of notes, you may surrender your notes for conversion at any time prior to maturity upon any of the following circumstances: (1) during any fiscal quarter commencing after June 30, 2003 for which the closing sale price of the common stock exceeded 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) during the five business day period immediately after any five consecutive trading day period in which the trading price per $1,000 principal amount of notes for each day of that period was less than 98% of the product of the closing sale price of the common stock and the conversion rate; (3) if we call the notes for redemption; or (4) upon the occurrence of certain corporate events.
•	How can I determine the market value of the notes?
     There is no established reporting system or market for trading in the notes. To the extent that the notes are traded, prices of the notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results and the market for similar securities. To the extent available, holders are urged to obtain current market quotations for the notes prior to making any decision with respect to the Option.
•	What does your board of directors think of the Option?
     Although our board of directors has approved the terms of the Option included in the indenture, the board has not made any recommendation as to whether you should surrender your notes for purchase. You must make your own decision whether to surrender your notes for purchase and, if so, the number of notes to surrender.

•	When does the Option expire?
     The Option expires at 5:00 p.m., New York City time, on May 1, 2008. We do not plan to extend the period you have to accept the Option unless required to do so by federal securities laws.
•	What are the conditions to your purchase of the notes?
     If our purchase of validly surrendered notes is not unlawful, that purchase will not be subject to any other conditions.
•	How do I surrender my notes?
     To surrender your notes for purchase pursuant to the Option, you must deliver the required documents to The Bank of New York, as paying agent, no earlier than 9:00 a.m., New York City time, on April 3, 2008 and no later than 5:00 p.m., New York City time, on May 1, 2008, as follows:
•	Holders who are participants in The Depository Trust Company should surrender their notes electronically through DTC’s Automated Tenders over the Participant Terminal System, subject to the terms and procedures of that system. Holders surrendering through DTC need not submit a physical purchase notice to the paying agent if those holders comply with DTC’s transmittal procedures.

•	Holders whose notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if those holders desire to surrender their notes and instruct that nominee to surrender the notes on the holders’ behalf.
•	If I surrender, when will I receive payment for my notes?
     We will accept for payment all validly surrendered notes immediately upon expiration of the Option. We will forward to the paying agent, on May 2, 2008, the appropriate amount of cash required to pay the total purchase price for the surrendered notes, and the paying agent will promptly distribute the cash to the holders.
•	Until what time can I withdraw previously surrendered notes?
     You can withdraw notes previously surrendered for purchase at any time until 5:00 p.m., New York City time, on May 1, 2008.
•	How do I withdraw previously surrendered notes?
     To withdraw previously surrendered notes, you must comply with DTC’s withdrawal procedures or, for notes in certificated form, deliver an executed written notice of withdrawal to the paying agent prior to 5:00 p.m., New York City time, on May 1, 2008. Holders withdrawing through DTC need not submit a physical notice of withdrawal to the paying agent if those holders comply with the withdrawal procedures of DTC.
•	Do I need to do anything if I do not wish to surrender my notes for purchase?
     No. If you do not deliver a properly completed and duly executed purchase notice to the paying agent before the expiration of the Option, we will not purchase your notes and such notes will remain outstanding subject to their existing terms.
•	If I choose to surrender my notes for purchase, do I have to surrender all of my notes?
     No. You may surrender all of your notes, a portion of your notes or none of your notes for purchase. If you wish to surrender a portion of your notes for purchase, however, you must surrender your notes in a principal amount of $1,000 or in integral multiples of $1,000.

•	If I do not surrender my notes for purchase, will I continue to be able to exercise my conversion rights?
     Yes. If you do not surrender your notes for purchase, your conversion rights will not be affected.
•	If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my notes for purchase in the Option?
     The receipt of cash in exchange for notes pursuant to the Option will be a taxable transaction for U.S. federal income tax purposes. You should consult with your own tax advisor regarding the actual tax consequences to you.
•	Who is the paying agent?
     The Bank of New York (successor to JPMorgan Chase Bank, N.A.), the trustee for the notes, is serving as paying agent in connection with the Option. Its address and telephone number are set forth in the company notice delivered with this document.
•	Who can I talk to if I have questions about the Option?
     Questions and requests for assistance in connection with the surrender of notes for purchase pursuant to the Option may be directed to Bondholder Relations at The Bank of New York at 800-438-5473.
ITEM 2. Subject Company Information.
     (a) Name and Address. Pride International, Inc. is a Delaware corporation. The address of Pride’s principal executive offices is 5847 San Felipe, Suite 3300, Houston, Texas 77057. Pride’s telephone number at these offices is (713) 789-1400.
     (b) Securities. The securities subject to this Schedule TO and to the transaction described in the response to paragraph (a) of Item 4 below are all outstanding 3 1/4% Convertible Senior Notes Due 2033 of Pride. As of April 1, 2008, there was $300,000,000 aggregate principal amount of notes outstanding.
     (c) Trading Market and Price. There is no established reporting system or trading market for trading in the notes. To the extent that the notes are traded, prices of the notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results and the market for similar securities. The notes are held through DTC, and Cede & Co., as nominee of DTC, is the sole record holder of the notes.
     Each note is convertible at any time, at the option of the holder, into Pride’s common stock at a conversion rate of 38.9045 shares of common stock per $1,000 principal amount at maturity, upon the terms and subject to the conditions of the notes and the indenture. This conversion rate is subject to adjustment in certain events. The notes are convertible at any time prior to maturity upon any of the following circumstances: (1) during any fiscal quarter commencing after June 30, 2003 for which the closing sale price of the common stock exceeded 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; (2) during the five business day period immediately after any five consecutive trading day period in which the trading price per $1,000 principal amount of notes for each day of that period was less than 98% of the product of the closing sale price of the common stock and the conversion rate; (3) if we call the notes for redemption; or (4) upon the occurrence of certain corporate events.
     Pride’s common stock is listed on the New York Stock Exchange under the symbol “PDE.” The following table presents the range of high and low quarterly sales prices of Pride’s common stock on the NYSE since January 1, 2006.

	Price
	High	Low
2006
First Quarter	$36.92	$28.89
Second Quarter	36.96	27.81
Third Quarter	31.82	25.30
Fourth Quarter	33.80	24.01
2007
First Quarter	31.58	26.31
Second Quarter	38.00	30.21
Third Quarter	40.44	31.04
Fourth Quarter	37.45	30.46
2008
First Quarter	37.24	28.35
     On March 31, 2008, the last reported sales price of Pride’s common stock on the NYSE was $34.95 per share. As of that date, there were 167,314,508 shares outstanding. We urge you to obtain current market information for the notes, to the extent available, and the common stock before making any decision to surrender your notes pursuant to the Option.
ITEM 3. Identity and Background of Filing Person.
     This Schedule TO is being filed by Pride. For the name and address of Pride, see the response to paragraph (a) of Item 2 above. The following table presents the name and title of each of Pride’s executive officers and directors as of March 31, 2008. The address of each such person is c/o Pride International, Inc., 5847 San Felipe, Suite 3300, Houston, Texas 77057.

Name	Title
Louis A. Raspino.	President, Chief Executive Officer and Director
Rodney W. Eads.	Executive Vice President, Chief Operating Officer
Brian C. Voegele.	Senior Vice President and Chief Financial Officer
Lonnie D. Bane.	Senior Vice President, Human Resources
W. Gregory Looser.	Senior Vice President, General Counsel and Secretary
Kevin C. Robert.	Senior Vice President, Marketing and Business Development
David A.B. Brown.	Director
Kenneth M. Burke.	Director
Archie W. Dunham.	Director
David A. Hager.	Director
Francis S. Kalman.	Director
Ralph D. McBride.	Director
Robert G. Phillips.	Director
David B. Robson(1)	Director

(1)	Mr. Robson will retire from the board of directors at the 2008 annual meeting of stockholders. Upon his retirement, Pride will reduce the size of the board of directors from nine to eight.

ITEM 4. Terms of the Transaction.
     (a) Material Terms.
General
     The securities subject to this Schedule TO and to the transaction described in this document are Pride’s 3 1/4% Convertible Senior Notes Due 2033. See response to paragraph (b) of Item 2 above. Pride issued the notes under an Indenture dated as of May 1, 1997, as supplemented, between Pride and The Bank of New York (successor to JPMorgan Chase Bank, N.A.), as trustee. The description of the notes and the indenture set forth under the caption “Description of Notes” in Pride’s prospectus dated April 20, 2004, as filed with the SEC on April 21, 2004, is incorporated by reference in this Schedule TO.
     Under the indenture, each holder of the notes may require Pride to purchase that holder’s notes on May 1, 2008 at a purchase price equal to 100% of their principal amount. Pride will pay the purchase price in cash with respect to any and all notes validly surrendered for purchase and not withdrawn. Pride will accept notes surrendered for purchase only in principal amounts equal to $1,000 or integral multiples thereof. Interest on the notes validly surrendered for purchase and not withdrawn will cease to accrue on the purchase date unless Pride defaults in making payment of the purchase price on those notes.
     The purchase price is based solely on the requirements of the indenture and the notes and bears no relationship to the market price of the notes or of Pride’s common stock. Accordingly, the purchase price may be significantly higher or lower than the current market price of the notes. Holders of notes are urged to obtain the best available information as to potential current market prices of the notes, to the extent available, and Pride’s common stock before making a decision whether to surrender their notes for purchase.
     If any notes remain outstanding following expiration of the Option, Pride will become obligated to purchase the notes, at the option of the holders, in whole or in part, on May 1 of 2010, 2013, 2018, 2023 and 2028, respectively, at purchase prices equal to 100% of the principal amount. Pride will have the option to pay the purchase price in cash, common stock or a combination thereof. On or after May 5, 2008, and subject to compliance with applicable federal securities laws regarding purchases by Pride after the completion of a tender offer, we may redeem any notes that remain outstanding, in whole or in part, for cash at a price equal to the issue price plus accrued interest to the redemption date.
Expiration of the Option
     The Option expires at 5:00 p.m., New York City time, on May 1, 2008. We do not plan to extend the period holders of notes have to accept the Option unless required to do so by federal securities laws.
Procedures for Surrendering Notes
     The method of delivery of notes, the related purchase notice and all other required documents, including delivery through DTC and acceptance through DTC’s Automatic Tenders over the Participant Terminal System (“PTS”), is at the election and risk of the person surrendering such notes and delivering such purchase notice and, except as expressly otherwise provided in the purchase notice, delivery will be deemed made only when actually received by the paying agent. The date of any postmark or other indication of when a note or the purchase notice was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that holders use properly insured, registered mail with return receipt requested, and that holders mail the required documents sufficiently in advance of May 1, 2008 to permit delivery to the paying agent prior to 5:00 p.m., New York City time, on May 1, 2008.
     The indenture requires that the purchase notice contain:
•	the certificate number of the notes in certificated form being delivered for purchase;

•	the portion of the principal amount of the notes to be purchased, which portion must be in principal amounts of $1,000 or integral multiples thereof; and

•	a statement that such notes are to be purchased on May 1, 2008 pursuant to the terms and subject to the conditions specified in the indenture and the notes.
     A holder whose notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such holder desires to surrender his or her notes and instruct such nominee to surrender the notes for purchase on the holder’s behalf.
     A holder who is a DTC participant may elect to surrender to Pride his or her beneficial interest in the notes by:
•	delivering to the paying agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the notes on or prior to 5:00 p.m., New York City time, on May 1, 2008; and

•	electronically transmitting his or her acceptance through DTC’s PTS, subject to the terms and procedures of that system.
In surrendering through PTS, the electronic instructions sent to DTC by the holder, and transmitted by DTC to the paying agent, will acknowledge, on behalf of DTC and the holder, receipt by the holder of and agreement to be bound by the purchase notice.
     Notes and the purchase notice must be delivered to the paying agent to collect payment. Delivery of documents to DTC or Pride does not constitute delivery to the paying agent. Holders that surrender through DTC need not submit a physical purchase notice to the paying agent if such holders comply with DTC’s transmittal procedures.
Withdrawal Procedures
     Notes surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on May 1, 2008. In order to withdraw notes, holders must either comply with DTC’s withdrawal procedures or, for notes in certificated form, deliver to the paying agent written notice containing:
•	the certificate number and principal amount of the notes with respect to which such notice of withdrawal is being submitted; and

•	the principal amount, if any, of such notes that remain subject to the original purchase notice and that have been or will be delivered for purchase by Pride.
     Any properly withdrawn notes will be deemed not validly surrendered for purposes of the Option. Notes withdrawn from the Option may be resurrendered by following the surrender procedures described above. Holders that withdraw through DTC need not submit a physical notice of withdrawal to the paying agent if such holders comply with DTC’s withdrawal procedures.
Payment of Purchase Price
     The purchase price for any notes validly surrendered for purchase and not withdrawn will be paid to the holder promptly following May 1, 2008. Each holder of a beneficial interest in the notes that has properly delivered such beneficial interest for purchase by Pride through DTC and not validly withdrawn such delivery prior to 5:00 p.m., New York City time, on May 1, 2008, will receive the purchase price promptly following May 1, 2008.

Certain U.S. Federal Income Tax Considerations
     The following discussion, which is for general information only, is a summary of the material U.S. federal income tax considerations relating to the surrender of notes for purchase pursuant to the Option. This discussion does not purport to be a complete analysis of all potential tax effects of the Option. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. Moreover, this summary applies only to holders who hold notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities and currencies, persons holding notes as a position in a “straddle,” “hedge,” “conversion” or other integrated transaction for tax purposes, holders whose functional currency is not the U.S. dollar, and partnerships. The tax treatment of a partnership that holds notes will generally depend on the status of the partners and the activities of the partnership. Holders that are partnerships should consult their own tax advisors about the U.S. federal income tax consequences of surrendering notes pursuant to the Option. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality or any foreign jurisdiction.
     For purposes of the discussion that follows, a U.S. holder is a beneficial owner of the notes that for U.S. federal income tax purposes is: an individual citizen or resident of the United States; a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, or any political subdivision thereof; an estate if its income is subject to United States federal income taxation regardless of its source; or a trust (1) that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. Except in the case of a partnership, a Non-U.S. holder is a beneficial owner of the notes other than a U.S. holder.
     U.S. Holders. A U.S. holder who receives cash in exchange for notes pursuant to the Option will recognize taxable gain or loss equal to the difference between (a) the amount of cash received and (b) the U.S. holder’s adjusted tax basis in the notes surrendered. A U.S. holder’s adjusted tax basis in the notes will generally equal the holder’s cost of the notes, increased by any interest income previously accrued by the holder (ignoring any interest income included by reason of differences between projected and actual contingent payments), and decreased by the amount any noncontingent payment and the projected amount of any contingent payment previously made to the holder in respect of the notes. Gain recognized upon the exchange will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the note are held for more than one year). The deductibility of net capital losses is subject to limitations.
     Non-U.S. Holders. All payments on the notes made to a Non-U.S. holder pursuant to the Option will be exempt from United States income or withholding tax provided that: (i) such Non-U.S. holder does not own, actually, indirectly or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; (ii) the statement requirement described below has been fulfilled with respect to the beneficial owner, as discussed below; (iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. holder of a trade or business in the United States; (iv) our common stock is actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the New York Stock Exchange); and (v) we are not and have not been a “United States real property holding corporation” at any time in the past five years. We believe that we are not and have not been a “United States real property holding corporation” in the past five years.
     The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements. If a Non-U.S. holder of the notes is engaged in a trade or business in the United States, and if payments received on the notes are effectively connected with the conduct of such trade or business, the Non-U.S. holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be subject to regular United States federal income tax on any gain realized on the purchase by us at the holder’s option in the same manner as if it were a U.S. holder. In lieu of the certificate described above, such a Non-U.S. holder would be required to provide to the withholding agent a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. holder is a foreign corporation, such holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.
     Backup Withholding. Under the backup withholding provisions of the Code, a U.S. holder who surrenders notes for purchase will generally be subject to backup withholding at the rate of 28% of any gross payment if such U.S. holder fails to provide a certified Taxpayer Identification Number (Employer Identification Number or Social Security Number) or otherwise fails to comply with the applicable United States information reporting or certification requirements. U.S. holders electing to surrender notes should complete a Substitute Form W-9 and attach it to the notes being surrendered. If you are a U.S. holder exempt from backup withholding under the Code, please provide your Taxpayer Identification Number and so indicate in Part 2 of the Substitute Form W-9. A Non-U.S. holder may be subject to United States backup withholding tax on payments on the notes made pursuant to the Option unless the Non-U.S. holder complies with certification procedures to establish that it is not a United States person.
     All descriptions of tax considerations are for holders’ guidance only and are not tax advice. Pride recommends that holders consult with their tax and financial advisors with respect to the tax consequences of surrendering notes for purchase, including the applicability and effect of state, local and foreign tax laws, before surrendering their notes for purchase.
Purchases of Notes by Pride and Its Affiliates
     Each of Pride and its affiliates, including its executive officers and directors, are prohibited under applicable federal securities laws from purchasing notes (or the right to purchase notes) other than through the Option until at least the tenth business day after the purchase date. Following that time, if any notes remain outstanding, Pride and its affiliates may purchase notes in the open market, in private transactions, through a subsequent tender offer or otherwise, any of which may be consummated at purchase prices higher or lower than the purchase price to be paid pursuant to the Option. Any decision to purchase notes after the Option, if any, will depend upon many factors, including the market price of the notes, the amount of notes surrendered for purchase pursuant to the Option, the market price of Pride’s common stock, Pride’s business and financial position and general economic and market conditions.
     On or after the tenth business day after the purchase date, Pride may redeem any notes that remain outstanding, in whole or in part, for cash at a price equal to the principal amount plus accrued and unpaid interest to the redemption date.
     (b) Purchases.
     Robert G. Phillips, a director of Pride, owns $10,000 aggregate principal amount of the notes and may offer such notes for purchase pursuant to this offer. He purchased the notes prior to his becoming a director of Pride. To Pride’s knowledge, no other executive officer, director or affiliate of Pride is the holder of any notes.
ITEM 5. Past Contacts, Transactions, Negotiations and Arrangements.
     Except as described herein, neither Pride nor, to its knowledge, any of its affiliates, directors or executive officers is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Option or with respect to any of the securities of Pride including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangement, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.
     Pride’s directors and executive officers are parties to Pride’s ordinary course stock incentive plans and employee stock purchase plans, as disclosed in Pride’s filings with the SEC.

ITEM 6. Purposes of the Transaction and Plans or Proposals.
     The purpose of the transaction is described in the response to paragraph (a) of Item 4 above. Any notes that are purchased by Pride will be canceled by the trustee. Except as described in this document, there presently are no plans that relate to or would result in:
     (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Pride or any of its subsidiaries;
     (2) any purchase, sale or transfer of a material amount of assets of Pride or any of its subsidiaries;
     (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of Pride;
     (4) any change in the present board of directors or management of Pride, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;
     (5) any other material change in Pride’s corporate structure or business;
     (6) any class of equity security of Pride to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;
     (7) any class of equity security of Pride becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934;
     (8) the suspension of Pride’s obligation to file reports under Section 15(d) of the Exchange Act;
     (9) the acquisition by any person of additional securities of Pride, or the disposition of securities of Pride; or
     (10) any changes in Pride’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Pride.
ITEM 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds. Assuming all holders of notes require Pride to purchase their notes, the total amount of funds to be used in the transaction described in the response to paragraph (a) of Item 4 above is approximately $300,000,000. Pride intends to pay the purchase price by using available cash.
     (b) Conditions. Not applicable.
     (c) Expenses. Not applicable.
     (d) Borrowed Funds. Not applicable.
ITEM 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership. Robert G. Phillips, a director of Pride, owns $10,000 aggregate principal amount of the notes and may offer such notes for purchase pursuant to this offer. He purchased the notes prior to his becoming a director of Pride. Neither Pride nor, to its knowledge, any other executive officer, director or affiliate of Pride is the holder of any notes.

     (b) Securities Transactions. During the 60 days preceding the date of this Schedule TO, neither Pride nor, to its knowledge, any of its executive officers, directors or affiliates have engaged in any transactions in the notes.
ITEM 9. Persons/Assets, Retained, Employed, Compensated or Used.
     There are no persons directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the transaction described in the response to Item 4 above. The Bank of New York, however, is the trustee under the indenture and will be communicating with and providing notices to holders of the notes as required by the indenture.
ITEM 10. Financial Statements of Certain Bidders.
     Pride believes that its financial condition is not material to a holder’s decision with respect to the Option because the consideration being paid to holders surrendering notes consists solely of cash, the Option is not subject to any financing conditions, the Option applies to all outstanding notes and Pride is a public reporting company that files reports with the SEC electronically on EDGAR. The financial condition and results of operations of Pride and its subsidiaries are reported electronically on EDGAR on a consolidated basis.
ITEM 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings. None.
     (b) Other Material Information. Pride files annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials Pride files with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information Pride files electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can obtain information about Pride at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
     Pride has filed with the SEC a Tender Offer Statement on Schedule TO to satisfy the filing and disclosure requirements of Section 13(e)(4) and Rule 13e-4 of the Exchange Act, furnishing certain information with respect to the Option. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as described above.
     The documents listed below contain important information about Pride and its financial condition:
•	Pride’s Annual Report on Form 10-K for the year ended December 31, 2007;

•	All other reports filed by Pride with the SEC under Section 13(a) or 15(d) of the Exchange Act since the end of the year covered by the Form 10-K mentioned above;

•	All documents filed by Pride with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Schedule TO and prior to the expiration of the Option; and

•	The description of Pride’s common stock (including the related preferred share purchase rights) contained in Pride’s Current Report on Form 8-K filed with the SEC on September 28, 2001, as Pride may update that description from time to time.
     In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

ITEM 12. Materials To Be Filed As Exhibits.

(a)(1)(A)	—	Company Notice to Holders of Pride International, Inc. 3 1/4 Convertible Senior Notes due 2033, dated April 2, 2008.

(a)(1)(B)	—	Form of Purchase Notice (included in Exhibit (a)(1)(A)).

(b)	—	Not applicable.

(d)(1)	—	Indenture, dated as of May 1, 1997, between Pride and The Bank of New York (successor to JPMorgan Chase Bank, N.A.), as trustee (the “Trustee”) (incorporated by reference to Exhibit 4.1 to Pride’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, File No. 0-16961).

(d)(2)	—	Sixth Supplemental Indenture, dated as of April 28, 2003, between Pride and the Trustee, relating to the 3 1/4% Convertible Senior Notes Due 2003 (incorporated by reference to Exhibit 4.3 to Pride’s Registration Statement on Form S-3, Registration No. 333-107996).

(d)(3)	—	Seventh Supplemental Indenture, dated as of October 23, 2003, between Pride and the Trustee, relating to the 3 1/4% Convertible Senior Notes Due 2003 (incorporated by reference to Exhibit 4.4 to Pride’s Registration Statement on Form S-3, Registration No. 333-107996).

(d)(4)	—	The description of the notes set forth under the caption “Description of Notes” in Pride’s prospectus dated April 20, 2004, filed with the SEC on April 21, 2004 under Rule 424(b) of the Securities Act of 1933 (Registration No. 333-107996).

(g)	—	Not applicable.

(h)	—	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 2, 2008

PRIDE INTERNATIONAL, INC.
By:	/s/ Steven D. Oldham
Steven D. Oldham
Vice President and Treasurer

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(A)	Company Notice to Holders of Pride International, Inc. 3 1/4 Convertible Senior Notes due 2033, dated April 2, 2008.

(a)(1)(B)	Form of Purchase Notice (included in Exhibit (a)(1)(A)).

(b)	Not applicable.

(d)(1)
Indenture, dated as of May 1, 1997, between Pride and The Bank of New York (successor to JPMorgan Chase Bank, N.A.), as trustee (the “Trustee”) (incorporated by reference to Exhibit 4.1 to Pride’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, File No. 0-16961).

(d)(2)
Sixth Supplemental Indenture, dated as of April 28, 2003, between Pride and the Trustee, relating to the 3 1/4% Convertible Senior Notes Due 2003 (incorporated by reference to Exhibit 4.3 to Pride’s Registration Statement on Form S-3, Registration No. 333-107996).

(d)(3)
Seventh Supplemental Indenture, dated as of October 23, 2003, between Pride and the Trustee, relating to the 3 1/4% Convertible Senior Notes Due 2003 (incorporated by reference to Exhibit 4.4 to Pride’s Registration Statement on Form S-3, Registration No. 333-107996).

(d)(4)
The description of the notes set forth under the caption “Description of Notes” in Pride’s prospectus dated April 20, 2004, filed with the SEC on April 21, 2004 under Rule 424(b) of the Securities Act of 1933 (Registration No. 333-107996).

(g)	Not applicable.

(h)	Not applicable.